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Prospectus Supplement No. 6                     Filed Pursuant to Rule 424(b)(3)
to Prospectus dated August 14, 1996             Registration No. 333-06537


                      SUNSHINE MINING AND REFINING COMPANY

         This Prospectus Supplement supplements the information contained in the Prospectus of Sunshine Mining and Refining Company (the "Company"), dated August 14, 1996, and the Prospectus Supplements: No. 1 dated February 23, 1998; No. 2 dated March 18,1998; No. 3 dated March 26, 1998; No. 4 dated April 10, 1998; and No. 5 dated May 26, 1998 (the "Supplements"). The Prospectus, the Supplements and this Prospectus Supplement relate to the reoffer and resale by the Selling Stockholders identified in the Prospectus of up to an aggregate of 30,000,000 shares of the Company's Common Stock that are issuable upon the exchange of the 8% Senior Exchangeable Notes due 2000 issued by Sunshine Precious Metals, Inc. and guaranteed by the Company (the "Notes"). The Prospectus and this Prospectus Supplement also relate to the reoffer and resale by the Selling Securityholders identified in the Prospectus of certain warrants to purchase the Common Stock issued to certain placing agents and related parties (the "Warrants") and up to 2,086,957 shares of Common Stock issuable upon exercise of the Warrants.

         The Company has implemented a 1 for 8 reverse stock split (the "Reverse Stock Split"), effective August 6, 1999. The Reverse Stock Split was approved by the Company's stockholders at the annual meeting on June 10, 1997.

         The terms of the Notes that have been changed due to the Reverse Stock Split are summarized below. The summary includes the terms of the Notes that have been changed as they read before the change and as they read now. The only terms of the Notes that have been changed are to the terms discussed below.

                           SUMMARY OF CHANGE TO NOTES


                                Prior to Change

The Notes are exchangeable at any time through the close of business on March 21, 2000, into shares of Common Stock at a price of $1.00 per share, subject to being reset downwards under certain circumstances. The Notes originally were convertible into an aggregate of 30,000,000 shares of Common Stock.


                               Current Provision

The Notes are exchangeable at any time through the close of business on March 21, 2000, into shares of Common Stock at a price of $8.00 per share, subject to being reset downwards under certain circumstances. The Notes are currently convertible into an aggregate of 3,750,000 shares of Common Stock.


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         The terms of the Warrants that have been changed due to the Reverse
Stock Split are summarized below.

                          SUMMARY OF CHANGE TO WARRANTS

                                Prior to Change

The Exercise Rate for the Warrants previously provided that 1,252,174 shares of Common Stock could be purchased at $ 15/32 per share of Common Stock and 834,783 shares could be purchased at $2.875 per share.


                               Current Provision

The Exercise Rate of the Warrants has been changed such that 156,522 shares may be purchased at $3.75 per share of Common Stock and 104,348 shares could be purchased at $23.00 per share.

     An aggregate of 260,870 shares of Common Stock may be purchased upon exercise of the Warrants (subject to adjustment based on certain anti-dilution provisions set forth in the Warrants).

     The date of this Prospectus Supplement is August 17, 1999.